1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2020
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan (Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_____ )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	February 10, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC January 2020 Revenue Report

Hsinchu, Taiwan, R.O.C. – Feb. 10, 2020 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for January 2020: On a consolidated basis, revenues for January 2020 were approximately NT$103.68 billion, an increase of 0.4 percent from December 2019 and an increase of 32.8 percent from January 2019.

TSMC January Revenue Report (Consolidated):
(Unit:NT$ million)
Period	January 2020	December 2019	M-o-M Increase (Decrease) %	January 2019	Y-o-Y Increase (Decrease) %
Net Revenues	103,683	103,313	0.4	78,094	32.8

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of PR Department Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su PR Department Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer PR Department Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2020.

1.	Sales volume (in NT$ thousands)
	Period	Items	2020	2019
	Jan.	Net sales	103,683,135	78,093,827

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		56,645,895	24,406,850
	TSMC Global**		398,303,104	30,225,000
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		396,714,017	2,515,122
	* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	194,178,906
	Mark to Market Profit/Loss	(890,228)
	Unrealized Profit/Loss	65,694
Expired Contracts	Notional Amount	27,193,901
	Realized Profit/Loss	(231,337)
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	120,900
	Mark to Market Profit/Loss	122,497
	Unrealized Profit/Loss	(2,225)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	-
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	13,949,921
	Mark to Market Profit/Loss	(31,712)
	Unrealized Profit/Loss	(143,223)
Expired Contracts	Notional Amount	13,044,465
	Realized Profit/Loss	222,239
Equity price linked product (Y/N)		N

‧VisEra Tech
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	616,151
	Mark to Market Profit/Loss	(2,717)
	Unrealized Profit/Loss	(10,872)
Expired Contracts	Notional Amount	576,168
	Realized Profit/Loss	4,696
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,022,364
	Mark to Market Profit/Loss	(1,944)
	Unrealized Profit/Loss	(17,574)
Expired Contracts	Notional Amount	2,297,330
	Realized Profit/Loss	32,713
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	1,329,021
	Mark to Market Profit/Loss	4,072
	Unrealized Profit/Loss	1,265
Expired Contracts	Notional Amount	1,342,392
	Realized Profit/Loss	(13,177)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(34,094)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,439,605
	Mark to Market Profit/Loss	(39,192)
	Unrealized Profit/Loss	(61,339)
Expired Contracts	Notional Amount	1,266,428
	Realized Profit/Loss	(1,122)
Equity price linked product (Y/N)		N